FORM 10-SB
          GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS
           ISSUERS PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             CancerOption.com, Inc.
             (Exact name of registrant as specified in its charter)


FLORIDA                                                    65-0744370
-------                                                    ----------
(State or other jurisdiction of                            (I.R.S. Employer
incorporation or organization)                             Identification No.)



          7332 E. Butherus Drive, Suite 101, Scottsdale, Arizona 85260
          ------------------------------------------------------------
          (Address of principal executive offices)          (Zip Code)


       Registrant's telephone number, including area code: (480) 991-8080

     Securities to be registered pursuant to Section 12(b) of the Act: None

        Securities to be registered pursuant to Section 12(g) of the Act:

                       100,000,000 Shares of Common Stock



                                TABLE OF CONTENTS



                                                                          Page
COVER  PAGE                                                                    1

TABLE OF CONTENTS                                                              2

PART  I                                                                        3

DESCRIPTION OF  BUSINESS                                                       3

DESCRIPTION OF PROPERTY                                                        5

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES                        5

REMUNERATION OF DIRECTORS AND OFFICERS                                         6

SECURITY OWNERSHIP OF MANAGEMENT AND
CERTAIN SECURITY HOLDERS                                                       6

INTEREST OF MANAGEMENT AND OTHERS IN
CERTAIN TRANSACTIONS                                                           7

SECURITIES BEING OFFERED                                                       7

PART II                                                                        8

MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
COMMON EQUITY AND OTHER STOCKHOLDER  MATTERS                                   8

LEGAL  PROCEEDINGS                                                             8

CHANGES IN AND DISAGREEMENTS WITH  ACCOUNTANTS                                 9

RECENT SALES OF UNREGISTERED SECURITIES                                        9

INDEMNIFICATION OF DIRECTORS AND  OFFICERS                                     9

PART   F/S                                                                     9

FINANCIAL STATEMENTS                                                           9

PART III                                                                      10

INDEX TO EXHIBITS                                                             10

SIGNATURES                                                                    10

                                     PART I

The issuer has elected to follow Form 10-SB, Disclosure Alternative 2.

ITEM 6.  DESCRIPTION OF BUSINESS

     CancerOption.com, Inc., (The Company) is a developmental stage company. The Company was incorporated in Florida, on April 17, 1997 under the name of Pantheon Technologies, Inc. with an authorized capital of 100,000,000 shares of common stock with a par value of $.001 per share and 1,000,000 shares of preferred stock with a par value of $0.0001 per share. The Company's name was changed to CancerOption.com, Inc., at a Special Shareholders meeting on April 23, 1999.

     CancerOption.com, Inc., has an online web site (www.CancerOption.com), that provides educational information on different forms of cancer being researched, targeting specific cancers with guidelines and products for alternative and adjunctive therapies. These therapies include a recommended diet, nutritional supplements, lifestyle maintenance and post remission regimens.

     CancerOption.com, Inc., also features the latest research and statistics on cancer treatments and immunological disorders including traditional and alternative therapies. The Company provides links with cancer clinics and physicians. The Company provides links to web sites and medical universities for educational purposes. The Company also provides books on cancer, health, immunological disorders and general health, an online newsletter and various products related to cancer treatments.

     The Company has developed a plan to provide its information, nutritional supplements and other products for sale through the Internet. The products will be distributed from the Company's principal place of business in Scottsdale, Arizona to the customer. The Company expects to be selling to doctors, hospitals, special clinics and health care facilities.

         A partial list of the Company's products follows:


Product                                        Description
-------                                        -----------

1.   AngioSharkOption                          a pure liquid  shark  cartilage  extract that retards the body producing vascular and capillary  network,  by reducing the blood flow it reduces cancer growth;

2. Beta Glucan CAOP                            a macrophage phagocyte, which activates the white blood cells to fight foreign viral, bacterial, fungal and parasitic invaders;

3. FlorPlusOption                              restores nine natural bacteria in the intestine and colon, which fight parasitic fungus;

4. ImmuneEssential CAOP                        an ozonated geranium flower oil, which enhances the production of white blood cells;

5. ImmuneOption                                fifty (50) herbs that decrease oxidative damage, promote liver detoxification, the supplement contains antioxidants that retard oxidation and support the digestive system;

6. ImuPlus                                     a pre-digested protein that decreases enzymes;

7. ModifiedCitrusOption                        pectin from apples and other fruits making it rich with carbohydrates;

8. OliveLeafOption                             a concentrated extract from the olive plant, which inhibits viral replication;



9. ProsCareOption                              mixture of natural substances, including saw palmetto, which suppress the conversion of testosterone to dihydrotestosterone, which can cause the enlargement of the prostate glands;

10. SoyOption                                  genistein and isoflavones derived from soybeans, which reduce menopause and
                                               PMS symptoms;

11. ThymusOption                               derived from lamb, it increases the production of thymus cells (T-cells);

12. Vita-C Option                              corn-free, buffered vitamin C, calcium, magnesium and potassium, enhancing the functioning of white blood cells and natural killer of cell activity, it also aids in detoxification of the body and liver;

13. EnzymeOption                               porcine pancreatic concentrate that increases enzymes in the system to support digestive function.


     The products are available for sale currently but will begin being marketed in the late fourth quarter of 1999, through the Internet. The Company applied in July, 1999, with the patent and trademark office to register and trademark its name and logo as well as the names of the nutritional supplements as listed above.

     The supplements are manufactured and formulated by Immune Nutraceuticals, Inc. in Reno, Nevada. There is no contract between Immune Neutraceuticals, Inc. and the Company.

     The Company does not require any governmental approval for the educational and research information to be carried on the Company web site. The Company is not subject to any type of compliance as set out by the FDA under the Dietary Supplement Health and Education Act (DSHEA) to sell its nutritional supplement. The Company is required to show the content and dosage required for a daily serving on each supplement sold, which it does.

     The Company's business model does not face any type of environmental issue federal, state or local.

     The Company will be competing with other consumer health related portals that offer both general and specialized health information. The competition for traffic on web sites is highly competitive and the Company will be competing with highly visible and recognized web sites that contain general health information. A partial list follows of general health sites:

1. www.WebMd.com;
2. www.Healtheon.com;
3. www.Adam.com;
4. www.Onhealth.com; and
5. www.Drkoop.com.

     The following sites have cancer specific information:

1. www.Cancerfacts.com;
2. www.Oncolink.com;
3. www.Cancer.org;
4. www.asco.org;
5. www.Nih.gov;
6. www.Cancerguide.org;
7. www.cancereducation.com; and
8. www.911Cancer.com.

     These sites have been in existence for some time and have been branding their names on the World Wide Web.

    CancerOption.com, Inc., has generated minimal revenues from operations to date. The Company does anticipate additional revenues during the fourth quarter of 1999. The Company's present efforts are to: (1) develop the educational research and nutritional supplements, (2) develop its market, and (3) obtain sufficient capital to commence full operations.

     In the last two fiscal years, the Company's cost of research and development of an Internet related business has been approximately $400,000.00. All of these expenses have been borne by the Company through its shareholders, who provided the funding for equity. The Company has sufficient capital to enable it to operate at its normal capacity for the next eighteen (18) months.


     The Company currently has two full time employees for web page development and technical support. The Company also has three officers. The Company plans to subcontract to outside sources for marketing and investor relations and will hire staff for technical support, sales, warehousing, accounting and related functions as funding permits. The Company will continue to provide research on cancer, additional proprietary protocols for various other forms of cancers and create new formulations of nutritional supplements. The Company will require additional space for warehousing and offices as the sale of products increase.

     The Company's portal computer servers, including hardware and software, utilize the date format specified in the underlying operating system of Windows NT and, as a result, are fully Year 2000 compliant. The Company does not anticipate any Year 2000 issues to arise, nor will there be any expenses required in order to resolve Year 2000 issues. The Company has not contacted any vendors or third parties to determine year 2000 compliance.

ITEM 7. DESCRIPTION OF PROPERTY:

     The Company's principal place of business is located at 7332 E. Butherus Drive, Suite 101, Scottsdale, Arizona 85260. The Company has no other real property interests.

     The Company's principal office is approximately 1500 sq. ft. and the lease rate is $2,690 per month, with an escalation clause each year. The Company is subleasing it's office from Thor Equity Group for three years and which expires on April 1, 2001. The Company has an option to renew this lease for a term of three additional years. The office is eight years old and in excellent condition. The contemplated additional office space is approximately 1,000 sq. ft., and the monthly rent has not been determined at this time. There are no plans in place for renovation or improvement of the offices. The Company carries adequate insurance coverage for the office's contents and equipment.

     The Company's principal office is used for corporate development and other matters relating to the development of the Company web site and services. The contemplated additional office space would be primarily used for storage and shipping it's nutritional supplements. The Company does not own any properties currently and there are no mortgages or loans outstanding.

     The Company does not have any policies in place regarding investments made by the Company but may elect to adopt such policies in the future.

ITEM 8. DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES:

     The following information sets forth the names of the officers and directors of the Company, their present positions with the Company and biographical information.

ARNOLD TAKEMOTO (Age 55) President, Chief Executive Officer and Director. Mr. Takemoto has been President, Chief Executive Officer and Director from March 22, 1999 to the present and his term as director will expire June 3, 2000. He will remain as Chief Executive Officer at the discretion of the Board of Directors. Mr. Takemoto has been involved in his own private consulting business specializing in immunological disorders from 1992 to the present. He developed the detailed protocols that are within the CancerOption.com's portal.

MICHAEL QUEL, CPA. (Age 42). Chief Financial Officer and Director. Mr. Quel has been a director and officer since April 27, 1999 and his term as director will expire June 3, 2000. Mr. Quel has been a certified Public Accountant since 1983 working for Go Daddy Software from 2/99 to the present; he also acted as an accountant for Community Association Management from 4/96 to 2/99 and his own private business from 9/91 to 5/96.

DOUGLAS BRODIE, MD. (Age 74). Director. Dr. Brodie has been a Director since April 6, 1999. Dr. Brodie has had his own practice in Reno, Nevada since 1982, providing cancer patients with alternative methods of supporting the immune system along with traditional protocols. Dr. Brodie authored the book, "Cancer and Common Sense - Combining Science and Nature to Control Cancer," which is a guide to alternative treatment of cancer and degenerative diseases. Dr. Brodie also co-authored a portion of the book "An Alternative Medicine Definitive Guide to Cancer" by Burton Goldberg.

     There are no relations between the Directors and Officers of the Company.

ITEM 9.  REMUNERATION  OF DIRECTORS  AND OFFICERS:

     The following table sets forth certain information as to the Company's officers and directors for the fiscal year ending December 31, 1998 and for the fiscal year which will end on December 31, 1999. No other compensation was paid or will be paid to any such officers other than the cash compensation set forth below.


SUMMARY COMPENSATION TABLE

                                                                              Long Term
Annual Compensation                                                          Compensation
                                            Other             Restricted        Options/             LTIP      Other

Name & Title      Year     Salary   Bonus   Annual Comp       Stock Award(s)    SARs (#)    Pay-Outs   Comp
------------      ----     ------   -----   -----------       --------------    --------    --------   ----

Arnold Takemoto   1998       0        0      0                    0              0              0         0
President, CEO,   1999       0        0    $ 25,769.10*           5,000,000      350,000        0         0
& Director
*Lease payments for vehicle paid in full from April, 1999 to April, 2001.

Michael Quel,     1998       0        0      0                    0              0              0         0
CFO & Director    1999       0        0      0                    0              100,000

Dr. Douglas       1998       0        0      0                    0              0              0         0
Brodie, Director  1999       0        0      0                    0              100,000        0         0



     In fiscal 1998, the aggregate amount of compensation paid to all executive officers and directors as a group for services in all capacities was nil. In fiscal 1999, the aggregate amount of compensation paid to all executive officers and directors as a group for services in all capacities will be approximately $25,769.10. No additional monies are expected to be paid to Directors and Officers in 1999.

ITEM 10.  SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

     The following table sets forth, as of August 23, 1999, the beneficial ownership of the Company's Common Stock by each person known by the Company to beneficially own more than 5% of the Company's Common Stock outstanding as of such date and by the officers and directors of the Company as a group. Except as otherwise indicated, all shares are owned directly.


--------------------------------------------------------------------------------
(1)                               (2)              (3)                       (4)


Title of Class                      Name and Address of                Amount and Nature         Percent
                                    Of Beneficial Owner                of Ownership              of Class
------------------------------------------------------------------------------------------------------------------------------------
Common                              Arnold Takemoto                    5,000,000                   51.1%
                                    8300 N. Hayden Rd, Suite A203        350,000  Options
                                    Scottsdale, Arizona 85260

Common                              Michael Quel                               0                    0%
                                    7332 E. Butherus Dr., Suite 101      100,000  Options
                                    Scottsdale, Arizona 85260

Common                              Dr. Douglas Brodie                         0                    0%
                                    7332 E. Butherus Dr., Suite 101      100,000  Options
                                    Scottsdale, Arizona 85260
___________________________________________________________________________________________
TOTAL                               Directors and Officers as a        5,000,000  Shares
                                    Group (3 persons)                    550,000  Options
___________________________________________________________________________________________


         The following table sets forth details of the stock options listed above:

------------------------------------------------------------------------------------------------------------------------------------
(1)                        (2)              (3)               (4)                       (5)
Name                       Options          Strike Price      Vesting Period            % of Shares Vesting
                                                              As of June 4, 1999
------------------------------------------------------------------------------------------------------------------------------------
Arnold Takemoto            350,000          $5.00             10 years                  20% per year

Michael Quel               100,000          $5.00             10 years                  20% per year

Dr. Douglas Brodie         100,000          $5.00             10 years                  20% per year


ITEM 11.  INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

     No officer or director of the Company has had an interest in any corporate transaction.


ITEM 12.  SECURITIES BEING OFFERED

Common Stock

     The Company has 100,000,000 common shares authorized with $0.001 par value. Holders of the Common Stock are entitled to one vote for each share held by them of record on the books of the Company in all matters to be voted on by the stockholders. Holders of Common Stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors out of funds legally available, and in the event of liquidation, dissolution or winding up of the Company, to share ratably in all assets remaining after payment of liabilities. Declaration of dividends on Common Stock is subject to the discretion of the Board of Directors and will depend upon a number of factors, including the future earnings, capital requirements and financial condition of the Company.

     The Company has not declared dividends on its Common Stock in the past and the management currently anticipates that retained earnings, if any, in the future will be applied to the expansion and development of the Company rather than the payment of dividends.

    The holders of Common Stock have no preemptive or conversion rights and are not subject to further calls or assessments by the Company. There are no redemption or sinking fund provisions applicable to the Common Stock. The Common Stock currently outstanding is, and the Common Stock offered by the Company hereby will, when issued, be validly issued, fully paid and non-assessable.

Stock Options

     The Company has 1,000,000 shares reserved under its 1999 Stock Option Plan for issuance at $5.00 per share until December 31, 2003. The optionees and number of options issued thus far are as follows:

Arnold Takemoto                     350,000
Michael Quel                        100,000
Dr. Douglas Brodie                  100,000
Wendy Appleyard                      50,000
Corrine Wade                         50,000
Kris Strachan                        10,000



                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER STOCKHOLDER MATTERS

     The shares of the Company's stock are traded on the OTC Bulletin Board under the symbol CAOP and the following have been the High and Low prices for the times indicated:

                                                     High                   Low
August - September 30, 1999                          $4.24                 $3.24
April - June 28, 1999                                $3.75                 $1.75
January - March 1999                                 $2.37                 $0.37
October - December 1998                              $0.50                 $0.28

     There are 2,000,000 share purchase warrants exercisable at $0.05 per share until September 18th, 2001, and 166,600 share purchase warrants exercisable at $0.65 per share until March 1, 2003. Other than stock options currently outstanding, there are no other convertible securities.

     As of April 27, 1999, there were twenty-three (23) registered shareholders of the Company. Cede and Company is one of the registered shareholders and are holding shares on behalf of other shareholders in nominee form.

     There are no dividend restrictions on the Company. Market makers who have posted bids or offers during the period April 1996 to April 1999 are as follows:
William V. Frankel & Co. Incorporated, Hill Thompson Magid & Co. Inc., Paragon Capital Corporation and Sharpe Capital, Inc.

     As of July 31, 1999, the Company had 9,789,200 shares of common stock issued and outstanding, of which there are 5,000,000 shares owned by the Directors and Officers of the Company. The Company also has 1,000,000 Options granted under its 1999 Stock Option Plan, no options have been exercised.

     There have been no cash dividends declared in the past two fiscal years.

ITEM 2. LEGAL PROCEEDINGS

     There  are  no  legal  proceedings   pending  or  threatened   against  the
Corporation.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     At the Company's 1999 Annual General Meeting, held June 4, 1999, the Board of Directors approved and the Shareholders voted to change the auditors from Clancy & Co., to Berenfeld, Spritzer, Shechter & Sheer, an auditor who is familiar with Internet related startup businesses. The new auditors were appointed on July 13, 1999 for the 1999 fiscal year ending December 31, 1999. There have been no disagreements with accountants and the change was only made for convenience sake.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

     On June 1, 1997, the Company in connection with a Rule 504 Regulation D Offering issued 200,000 shares of common stock for cash at $0.25 per share or $50,000 less expenses of the offering of $5,500, for net proceeds of $44,500. These shares were issued to one hundred and four (104) non-accredited investors. The proceeds of this offering were used for initial development of Internet related products and services.

     During September 1998, the Company in connection with a Rule 504 Regulation D Offering issued 2,000,000 shares at $0.05 per share or $100,000 less expenses of the offering of $3,500, for net proceeds of $96,500, this offering included a warrant exercisable into common stock at $0.05 per share expiring September 18, 2001. These shares were sold to sixteen (16) non-accredited investors. The proceeds from this offering were used for exploration and development of Internet products and services. As of this date no warrants have been exercised and 2,000,000 warrants are outstanding from this offering.

     On October 13, 1998, the Company in connection with an Investor Relations Agreement with Thor Equity for the issuance of 100,000 restricted shares. These shares are scheduled to be issued on October 13, 1999.

     On March 1, 1999, the Company in connection with a Rule 504 Regulation D offering, issued 166,600 shares of common stock at $0.60 per share for cash of $100,000 less expenses of the offering of $3,500, for net proceeds of $96,500. This offering included a warrant exercisable into common stock at $0.65 per share up to March 1, 2003. These shares were sold to one (1) non-accredited investor. The proceeds from this offering were used for the development of the Company's Internet site and working capital. As of this date no warrants have been exercised and 166,600 warrants are outstanding from this offering.

     In March 1999, the Company issued 3,000,000 shares of restricted common stock at $0.001 per share for services to Mr. Arnold Takemoto, President, CEO and Director of the Company.

     Also in March 1999, the Company issued 2,000,000 shares of restricted common stock at $0.001 per share for services to Mr. Roger Wist, a former Director of the Company.

     On August 2, 1999, Mr. Roger Wist resigned as Director and Officer from the Company Board for personal reasons. The 2,000,000 restricted shares held by Mr. Wist were transferred to Mr. Arnold Takemoto, the President, CEO and Director of the Company.

     On August 18, 1999, the Company in connection with a Rule 504 Regulation D Offering, authorized the sale of 128,000 restricted shares at $2.50 per share for a total of $320,000.00 Each share carried a Warrant at a conversion price of $2.35 per share expiring August 18, 2002. All the shares were sold to two accredited investors.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Directors and Officers, their heirs, executors, and administrators, of the Company are indemnified as provided under the Florida Statutes and pursuant to the Bylaws of the Company. This indemnification, as described in Article VII,
Section  1 of  the  Bylaws,  includes  "as  authorized  by  current  and  future legislation or judicial or administrative decision against all fines, liabilities, costs and expenses, including attorneys' fees."

                              FINANCIAL STATEMENTS

     The Company's audited Financial Statements are attached hereto.

                          PANTHEON TECHNOLOGIES, INC.
                              Scottsdale, Arizona

                                  AUDIT REPORT

                           DECEMBER 31,1998 AND 1997

                                    CONTENTS

Independent Auditors' Report                                                 F-3

Balance Sheet at December 31, 1998 and 1997                                  F-4

Statement of Operations For The Year Ended December 31, 1998, For The
   Period From Inception (April 17, 1997) To December 31, 1997, and For
   The Period From Inception (April 17, 1997) To December 31, 1998           F-5

Statement of Stockholders' Equity From Inception (April 17, 1997) To
   December 31, 1998                                                         F-6

Statement of Cash Flows For The Year Ended December 31, 1998, For The
   Period From Inception (April 17, 1997) To December 31, 1997, and For
   The Period From Inception (April 17, 1997) To December 31, 1998         F-7,8

Notes to the Financial Statements                                   F-9,10,11,12

All schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

                              FINANCIAL STATEMENTS

         The Company's audited Financial Statements are attached hereto.

                             CANCEROPTION.COM, INC.
                               Scottsdale, Arizona

                                  AUDIT REPORT

                           SEPTEMBER 30,1999 AND 1998

                                    CONTENTS


Balance Sheet at September 30, 1999 and December 31, 1998                   F-13

Statement of Operations For The Nine Month Period Ended September 30, 1999,
   and 1998                                                                 F-14

Statement of Stockholders' Equity From Inception (April 17, 1997) To
   September 30, 1999                                                       F-15

Statement of Cash Flows For The Nine Month Period Ended September 30, 1999 and
   1998, and From Inception (April 17, 1997) To September 30, 1999       F-16,17

Notes to the Financial Statements
   September 30, 1999 and 1998                                              F-18

All schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

CLANCY AND CO., P.L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS

26TH PLACE                                             PHONE: (602) 266-2646
2601 E. THOMAS RD.                                     FAX:   (602) 224-9496
SUITE 110                                              EMAIL: CLANCYPLLC@AOL.COM
PHOENIX, AZ 85016


                          INDEPENDENT AUDITORS'REPORT

Board of Directors
Pantheon Technologies, Inc.
Scottsdale, Arizona 85260

We have audited the accompanying balance sheet of Pantheon Technologies, Inc. (A Development Stage Company), (the Company), as of December 31, 1998 and 1997 and the related statements of operations, stockholders' equity and cash flows for the year ended December 31, 1998, for the period from Inception (April 17, 1997) to December 31, 1997, and for the period from Inception (April 17,.1997) to December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit of the financial statements provides a reasonable basis for our opinion.

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 1998 and 1997 and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note I to the financial statements, the Company is a development stage Company since its inception April 17, 1997. Realization of a major portion of the assets is dependent upon the Company's ability to meet its future financing requirements, and the success of future operations. These factors raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Clancy and Co., P.L.L.C.
Phoenix, Arizona
April 30, 1999

                          PANTHEON TECHNOLOGIES, INC.
                         (A Development Stage Company)
                                  BALANCE SHEET
                           DECEMBER 31, 1998 AND 1997

                                                            1998         1997
ASSETS

Current Assets
        Cash                                                $    244     $   2,732

        Accounts Receivable                                        0        12,000
        Stock Subscription Receivable (Note 3)                50,500             0
Total Current Assets                                          50,744        14,732
Total Assets                                                $ 50,744     $  14,732

LIABILITIES AND STOCKHOLDERS'EQUITY

Current Liabilities Accrued Expenses                        $    75O     $    None

Stockholders' Equity
  Common Stock: $0.001 Par Value, 100,000,000 Shares
  Authorized; Issued and Outstanding, 5,200,000 and
  3,200,000 Shares at December 31, 1998 and 1997               5,200         3,200

Additional Paid In Capital                                   147,800        49,800
Loss Accumulated During The Development Stage               (103,006)      (38,268)
Total Stockholders' Equity                                    49,994        14,732
Total Liabilities and Stockholders' Equity                  $ 50,744     $  14,732


   The accompanying notes are an integral part of these financial statements.

                          PANTHEON TECHNOLOGIES, INC.
                         (A Development Stage Company)
                            STATEMENT OF OPERATIONS
              FOR THE YEAR ENDED DECEMBER 31,1998, FOR THE PERIOD
        FROM INCEPTION (APRIL 17,1997) TO DECEMBER 31,1997, AND FOR THE
           PERIOD FROM INCEPTION (APRIL 17,1997) TO DECEMBER 31,1998


                                                                        For The Period   For The Period
                                                                        From Inception   From Inception
                                                  For The Year            (April 17,       (April 17,
                                                  Ended                   1997) To         1997) To
                                                  December 31,            December 31,     December 31,
                                                  1998                    1997             1998
Revenues                                          $    3,500              $   12,000       $   15,500

Expenses
  General and Administrative                          68,273                  51,081          119,354
Operating Loss                                       (64,773)                (39,081)        (103,854)

Other Income
  Interest Income                                         35                     813              848
                                                          --                     ---              ---
Net Loss                                          $  (64,738)                (38,268)        (103,006)

Net Loss Per Weighted Share of
  Common Stock                                    $    (0.02)             $    (0.02)      $    (0.03)

Weighted Shares of Common Stock and
Common Stock Equivalents Outstanding               3,866,666               2,350,000        3,866,666
                                                   ---------               ---------        ---------

   The accompanying notes are an integral part of these financial statements.

                           PANTHEON TECHNOLOGIES, INC.
                          (A Development Stage Company)
                        STATEMENT OF STOCKHOLDERS'EQUITY
                 FOR THE PERIOD FROM INCEPTION (APRIL 17,1997)
                              TO DECEMBER 31, 1998


                                                                                               Loss
                                                                                               Accumulated
                                                                              Additional       During the
                                                       Common     Stock       Paid In          Development
                                                       Shares     Amount      Capital          Stage               Total
Issuance of Common Stock For Services
   Rendered at $.001 per Share as of
   April 17, 1997                                      3,000,000  $ 3,000     $                $                   $  3,000
Issuance of Common Stock For Cash at
   $.25 Per Share                                        200,000      200       49,800                               50,000

Loss From Inception (April 17, 1997)
   To December 31, 1997                                                                          (38,268)           (38,268)

Balance, December 31, 1997                             3,200,000    3,200       49,800           (38,268)            14,732

Issuance of Common Stock For Cash at
   $.05 Per Share                                      2,000,000    2,000       98,000                              100,000

Loss, Year Ended December 31, 1998                                                               (64,738)           (64,738)

Balance, December 31, 1998                             5,200,000    5,200      147,800          (103,006)            49,994
                                                       ---------    -----      -------          ---------            ------

The accompanying notes are an integral part of these financial statements.

                          PANTHEON TECHNOLOGIES, INC.
                         (A Development Stage Company)
                            STATEMENT OF CASH FLOWS
              FOR THE YEAR ENDED DECEMBER 31,1998, FOR THE PERIOD
        FROM INCEPTION (APRIL 17,1997) TO DECEMBER 31,1997, AND FOR THE
           PERIOD FROM INCEPTION (APRIL 17,1997) TO DECEMBER 31,1998


                                                                         For The Period     For The Period
                                                                         From Inception     From Inception
                                                                         --------------     --------------
                                                       For The Year        (April 17,          (April 17,
                                                       Ended                1997) To            1997) To
                                                       December 31,         December 31,        December 31,
                                                       1998                 1997                1998
                                                       ----                 ----                ----
Cash Flows From Operating Activities
   Net Loss                                            $   (64,738)         $    (38,268)       $  (103,006)
   Adjustments to Reconcile Net Loss to Net
      Cash Used In Operating Activities

   Common Stock Issued for Services                              0                 3,000              3,000
   Write-off of Bad Debt Expense                            12,000                     0             12,000
   Changes in Assets and Liabilities
   (Increase) Decrease in Accounts Receivable                    0               (12,000)           (12,000)
   (Increase) Decrease in Stock Subscription
      Receivable                                           (50,500)                    0            (50,500)
    Increase (Decrease) in Accrued Expenses                    750                     0                750
                                                               ---                     -                ---
Total Adjustments                                          (37,750)               (9,000)           (46,750)
Net Cash Used In Operating Activities                     (102,488)              (47,268)          (149,756)

Cash Flows From Investing Activities                             0                     0                  0
Net Cash Flows From Investing Activities                         0                     0                  0

Cash Flows From Financing Activities
  Proceeds From Sale of Common Stock                       100,000                50,000            150,000
Net Cash Provided By Financing Activities                  100,000                50,000            150,000

Increase (Decrease) In Cash and Cash Equivalents            (2,488)                2,732                244

Cash and Cash Equivalents, Beginning of Year                 2,732                     0                  0

Cash and Cash Equivalents, End of Year                 $       244          $      2,732         $      244


   The accompanying notes are an integral part of these financial statements.

                          PANTHEON TECHNOLOGIES, INC.
                         (A Development Stage Company)
                            STATEMENT OF CASH FLOWS
              FOR THE YEAR ENDED DECEMBER 31,1998, FOR THE PERIOD
        FROM INCEPTION (APRIL 17,1997) TO DECEMBER 31,1997, AND FOR THE
           PERIOD FROM INCEPTION (APRIL 17,1997) TO DECEMBER 31,1998


                                                                       For The Period    For The Period
                                                                       From Inception    From Inception
                                                                       --------------    --------------
                                                  For The Year             (April 17,      (April 17,
                                                  Ended                     1997) To        1997) To
                                                  December 31,              December 31,    December 31,
                                                  1998                      1997            1998
                                                  ----                      ----            ----
Supplemental Information:
Cash Paid For:
     Interest                                     $     0                   $     0         $     0

     Income taxes                                 $     0                   $     0         $     0

Noncash Financing Activities:
  Common Stock Issued For Services                $     0                   $ 3,000         $ 3,000


   The accompanying notes are an integral part of these financial statements.

                          PANTHEON TECHNOLOGIES, INC.
                         (A Development Stage Company)
                       NOTES TO THE FINANCIAL STATEMENTS
                           DECEMBER 31,1998 AND 1997

NOTE 1 - ORGANIZATION
---------------------

Pantheon Technologies, Inc. (the Company) was incorporated under the laws of the State of Florida on April 17, 1997, with an authorized capital of 100,000,000 shares of common stock with a par value of one mil ($0.001) per share. The Company is engaged in the development of Internet related products and services.

On April 17, 1997, the Company issued 3,000,000 shares of common stock for services rendered at $0.001, or $3,000.

On July 31, 1997, the Company completed an Offering Memorandum for 200,000 shares of common stock for cash at $0.25 per share, or $50,000.

On September 21, 1998, the Company completed an Offering Memorandum for 2,000,000 shares of common stock for cash at $.05 per share, or $100,000. Each share has a warrant attached entitling the holder to acquire additional common stop at $0.05 per share until September 18, 2001.

The financial statements have been prepared on the basis of accounting principles applicable to a going concern. Accordingly, they do not purport to give effect to adjustments, if any, that may be necessary should the Company be unable to continue as a going concern. The continuation of the Company as a going concern, is dependent upon the Company's ability to establish itself as a profitable business. The Company's ability to achieve these objectives cannot be determined at this time. It is the Company's belief that it will continue to incur losses for at least the next 12 months, and as a result will require additional funds to be obtained from private or public equity investments to meet such needs.

NOTE 2- SIGNIFICANT ACCOUNTING POLICIES
---------------------------------------

A. Accounting Method
--------------------

The Company's financial statements are prepared using the accrual method of accounting.

B. Revenue Recognition
----------------------

Revenues are primarily recognized as products are shipped and services rendered. Accounts receivable are shown net of allowance for doubtful accounts, which are estimated as a percent of accounts receivable and sales, respectively, based on prior years experience.

                          PANTHEON TECHNOLOGIES, INC.
                         (A Development Stage Company)
                       NOTES TO THE FINANCIAL STATEMENTS
                           DECEMBER 31,1998 AND 1997

NOTE 2- SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
---------------------------------------------------

C.Cash and Cash Equivalents
---------------------------

The Company considers all highly liquid debt instruments with a maturity of three months or less to be cash and cash equivalents.

D. Use of Estimates
-------------------

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

E. Income Taxes
---------------

The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." Under SFAS No. 109, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. See Note 4.

F. Earnings or Loss Per Share
-----------------------------

Basic earnings or loss per share has been computed based on the weighted average number of common shares and common share equivalents outstanding. All earnings or loss per share amounts in the financial statements are basic earnings or loss per share, as defined by SFAS No. 128, "Earnings Per Share." Diluted earnings or loss per share does not differ materially from basic earnings or loss per share for all periods presented. The number of shares used in computing earnings
(loss) per common share at December 3 1, 1998 and 1997 was 3,3 00,000 and 3, 100,000, respectively.

G. Business Segment Information
-------------------------------

The Company implemented SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," on January 1, 1998. The Company operates in one industry segment, that being the development of Internet related products and services. There were no material amounts of sales or transfers among geographic areas or major customers within the United States.

                          PANTHEON TECHNOLOGIES, INC.
                         (A Development Stage Company)
                       NOTES TO THE FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997

NOTE 2- SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
---------------------------------------------------

H. Pending Accounting Pronouncements
------------------------------------

It is anticipated that current pending accounting pronouncements will not have an adverse impact on the financial statements of the Company.

NOTE 3 -STOCK SUBSCRIPTION RECEIVABLE
--------------------------------------

Stock Subscription Receivable at December 31, 1998, of $50,500 represents the balance of funds due for a 504 Offering Memorandum completed on September 21, 1998. The entire balance was collected during 1999, prior to the date of issuance of the financial statements.

NOTE 4 - INCOME TAXES
---------------------

There is no current or deferred tax expense for the years ended December 31, 1998 and 1997, due to the Company's loss position. The benefits of timing differences have not been previously recorded.

The deferred tax consequences of temporary differences in reporting items for financial statement and income tax purposes are recognized, as appropriate. Realization of the future tax benefits related to the deferred tax assets is dependent on many factors, including the Company's ability to generate taxable income within the net operating loss carryforward period. Management has considered these factors in reaching its conclusion as to the valuation allowance for financial reporting purposes. The income tax effect of temporary differences comprising the deferred tax assets and deferred tax liabilities on the accompanying balance sheet is a result of the following:


Deferred Taxes                               1998            1997
--------------                               ----            ----
NOL Carryforwards                            $ (35,022)      $  (5,740)
Total                                          (35,022)         (5,740)
Valuation Allowance                             35,022           5,740
Net Deferred Tax Assets                      $       0       $       0


A reconciliation between the statutory federal income tax rate (34%) and the effective rate of income tax expense for each of the years during the period ended December 31 follows:

                                             1998           1997
                                             ----           ----
Statutory Federal Income Tax Rate            (34.0%)        (15.0%)
Increase in Valuation Allowance               34.0           15.0
Effective Income Tax Rate                      0.0%           0.0%


                          PANTHEON TECHNOLOGIES, INC.
                         (A Development Stage Company)
                       NOTES TO THE FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997

NOTE 4 - INCOME TAXES (CONTINUED)
---------------------------------

The Company has available  net operating  loss  carryforwards  of  approximately
$103,000  for  tax  purposes  to  offset  future  taxable  income,   and  expire
principally in the year 2012,

NOTE 5 - STOCK OPTIONS
----------------------

The Company has authorized the 1998 Employee Stock Option Plan that provides for the granting of stock options to officers and key employees. The objecti " ves of this plan include attracting and retaining the best personnel, providing for additional performance incentives, and promoting the success of the Company by providing employees the opportunity to acquire common stock. The plan authorizes the Company to grant up to 1,000,000 shares. No shares have been granted as of April 30, 1999.

NOTE 6 - SUBSEQUENT EVENTS
--------------------------

On April 15, 1999, the Company changed its name to CancerOption.com, Inc.


                             CANCEROPTION.COM, INC.
                           CONSOLIDATED BALANCE SHEET
                    SEPTEMBER 30, 1999 AND DECEMBER 31, 1998

                                                                                                                             1998
                                                                                         1999 (Unaudited)               (audited)
                                                                                         ----------------               ---------
                                            ASSETS

Current Assets

   Cash and Cash Equivalents                                                               $       81,547              $     244

   Other Receivable                                                                                     0                      0
   Stock Subscription Receivable                                                                  140,000                 50,500
   Inventory                                                                                       18,607                      0

Property and Equipment, Net                                                                        22,253                      0



Other Assets
   Prepaid Expenses                                                                                26,774                      0
   Trademarks                                                                                       7,685                      0
Total Assets                                                                               $      296,866              $  50,744
                                                                                        =================   ====================


                                            LIABILITIES AND STOCKHOLDERS' EQUIITY


 Current Liabilities
     Accounts Payable                                                                      $        5,122              $     750
     Payroll Taxes Withheld                                                                         1,080                      0

   Total Current Liabilities                                                               $        6,202              $     750

Stockholders' Equity

    Common Stock: Authorized $0.001 Par Value, 100,000,000 shares;

      Issued and Outstanding, 7,494,600 and 5,200,000                                             317,495                  5,200
        at September 30, 1999 and December 1998 respectively

         Additional Paid In Capital                                                               567,775                147,800
         Loss Accumulated During the Development Stage                                           (284,606)              (103,006)





     Total Stockholder's Equity                                                                   290,664                 49,994





     Total Liabilities and Stockholder's Equity                                            $      296,866              $  50,744
                                                                                        =================   ====================




                             CANCEROPTION.COM, INC.
                      CONSOLIDATED STATEMENT OF OPERATIONS
             FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998
                                  (Unaudited)



                                      The Three          The Three        The Nine             The Nine
                                         Months             Months          Months               Months
                                   Period Ended       Period Ended     Period Ended        Period Ended
                                 Sept. 30, 1999     Sept. 30, 1998    Sept. 30 1999      Sept. 30, 1998





Revenues                         $       1,427      $           0     $      1,427       $           0


Operating Expenses
 General and Administrative      $     102,147      $         750     $    183,770       $      52,116

Operating Loss                   $    (100,720)     $        (750)    $   (182,343)      $     (52,116)

Other Income
 Interest Income                           102                  0              743       $           0

Net Loss Available to            $    (100,618)     $        (750)    $   (181,600)      $     (52,116)
  Common Stockholders            ==============     ==============    =============      ==============


Loss Per Weighted Average
   Share of Common Stock                 (0.01)           (0.0003)           (0.03)              (0.02)
                                 ==============     ==============    =============      ==============


Weighted Average Number of
Common Shares Outstanding            7,430,600          2,600,000        6,347,300           2,600,000
                                 ==============     ==============    =============      ==============




                             CANCEROPTION.COM, INC.
                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
   FOR THE PERIOD FROM INCEPTION (APRIL 17, 1997) THROUGH SEPTEMBER 30, 1999




                                                                                                       Loss
                                                                                                Accumulated
                                                                                   Additional    During the
                                       Preferred     Stock      Common      Stock     Paid In   Development
                                          Shares   Amounts      Shares    Amounts     Capital         Stage        Total

Common Stock Issued For Services
  Rendered at $0.001 Per Share,
     April 17, 1997                            0   $     0   3,000,000    $ 3,000  $        0   $         0   $    3,000

Issuance of Common Stock for
  Cash at $.25 Per Share                                       200,000         20  $   49,800                     50,000

Net Loss From Inception
  (April 17, 1997)
   Through December 31, 1997
                                                                                                    (38,268)     (38,268)
Balance, December 31, 1997                     0         0   3,200,000      3,200      49,800       (38,268)      14,732

Issuance of Common Stock for                                 2,000,000      2,000      98,000                    100,000
  Cash at $.05 per Share

Net Loss, Year Ended
  December 31, 1998                                                                                 (64,738)     (64,738)

Balance, December 31, 1998                     0         0   5,200,000      5,200     147,800      (103,006)      49,994

Issuance of Common Stock for
  Cash at $.60 per share                                       166,600        167      99,833                    100,000


Issuance of Common Stock for                                 2,000,000      2,000                                  2,000
  Services at $0.001 per share

Issuance of Common Stock for
  Cash at $2.50 per Share                                      128,000         12     320,142                    320,270

Net Loss, Nine Months Ended
  September 30, 1999                                                                               (181,600)    (181,600)



Balance, September 30, 1999                    0         0   7,494,600    $ 7,495  $  567,775      (284,606)     290,664
                                       =========   =======   =========    =======  ==========   ============  ===========




                             CANCEROPTION.COM, INC.
                      CONSOLIDATED STATEMENT OF CASH FLOWS
          FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 1999 AND 1998
           AND FROM INCEPTION (APRIL 17, 1997) TO SEPTEMBER 30, 1999




                                                                   (Unaudited)         (Unaudited)          (Unaudited)
                                                                   Nine Months         Nine Months       From Inception
                                                                         Ended               Ended           To Sept 30
                                                                 Sept 30, 1999       Sept 30, 1998                 1999

Cash Flows From Operating Activities:

  Net Loss                                                       $   (181,600)       $     (52,116)      $    (284,606)

  Adjustments to Reconcile Net Loss to Net Cash

    Changes in Assets and Liabilities

            Depreciation & Amortization                                 1,660                    0               1,660
            (Increase) Decrease in Receivables                        (89,500)             (50,500)           (140,000)
            (Increase) Decrease in Inventory                          (18,607)                   0             (18,607)
            (Increase) Decrease in Prepaid Expense                    (26,773)                   0             (26,773)
            Increase (Decrease) in Accounts Payable                     4,372                    0               5,122
            Increase (Decrease) in Payroll Taxes W/H                    1,080                    0               1,080
            Common Stock Issued for Services                            2,000                    0               5,000

   Total Adjustments                                                 (125,768)             (50,500)           (172,518)

Net Cash Used In Operating Activities                                (307,368)            (102,616)           (457,124)



Cash Flows From Investing Activities
   Purchase of Property and Equipment                                 (23,871)                   0             (23,871)
   Trademark Registration                                              (7,728)                   0              (7,728)
Net Cash Flows Used In Investing Activities                           (31,599)                   0             (31,599)



Cash Flows From Financing Activities

   Proceeds From the Issuance of Common Stock                         420,270              100,000             570,270
   Proceeds From Stock Options Exercised                                    0                    0                   0

Net Cash Provided By Financing Activities                             420,270                    0             570,270



Increase (Decrease) in Cash and Cash Equivalents                       81,303               (2,616)             81,547



Cash and Cash Equivalents at Beginning of Period                          244                2,732                   0



Cash and Cash Equivalents at End of Period                       $     81,547        $         116       $      81,547
                                                                 =============       ==============      ==============



                             CANCEROPTION.COM, INC.
                CONSOLIDATED STATEMENT OF CASH FLOWS (CONTINUED)
          FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 1999 AND 1998
           AND FROM INCEPTION (APRIL 17, 1997) TO SEPTEMBER 30, 1999




                                                                    Nine Months         Nine Months              From
                                                                          Ended               Ended      Inception to
                                                                 Sept. 30, 1999      Sept. 30, 1998      Sept 30 1999


Supplemental Disclosure of Cash Flow Information:

Cash paid for:

     Interest                                                    $            0      $            0      $          0
                                                                 ===============     ===============     =============
     Income Taxes                                                $            0      $            0      $          0
                                                                 ===============     ===============     =============


Noncash Investing and Financing Activities:

     Issuance of Common Stock for Services                       $        2,000      $            0      $      5,000
                                                                 ===============     ===============     ==================

                             CANCEROPTION.COM, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          SEPTEMBER 30, 1999 AND 1998

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with Form 10SB and in the opinion of management of CancerOption.Com, Inc. (formerly Pantheon Technologies, Inc.) (the Company), include all normal adjustments considered necessary to present fairly the financial position as of September 30, 1999, and the results of operations for the nine months ended September 30, 1999 and 1998. These results have been determined on the basis of generally accepted accounting principles and practices and applied consistently with those used in the preparation of the Company's audited consolidated financial statements and notes for the year ended December 31, 1998.


                                    PART III
                                INDEX TO EXHIBITS

         Exhibit 3
                  (i)      Articles of Incorporation and Amendments
                  (ii)     Bylaws

         Exhibit 23        Consent of Independent Auditor
         Exhibit 27        Financial Data Schedule
         Exhibit 99
                  .1      Private Placement Memorandum dated June 1, 1997
                  .2      Private Placement Memorandum dated September 18, 1998
                  .3      Private Placement Memorandum dated March 1, 1999
                  .4      Private Placement Memorandum dated August 18, 1999
                  .5      Investor Relations Agreement with Thor Equity Group,
                             dated October 13, 1998

                  .6      Investor Relations Agreement with Thor Equity Group,
                             dated August 31, 1999

                  .7      Block Time Agreement with ProNet, Inc.
                  .8      Contract with AdNet International
                  .9      Sublease of Office
                  .10     Shareholders List
                  .11     Written Profile of New Auditors



                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, who is duly authorized.

                                              Registrant: CANCEROPTION.COM, INC.
                                               Date: ___________________________


                                               By /S/ Arnold Takemoto
                                                 -------------------------------
                                                 Arnold Takemoto, President,
                                                 CEO and Director

                                               By /s/ Michael Quel
                                                 -------------------------------
                                                 Michael Quel, CPA,
                                                 Chief Financial Officer and
                                                 Director

                                               By /s/ Douglas Brodie
                                                 -------------------------------
                                                 Douglas Brodie, MD, Director



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